[DAHLMAN ROSE LETTERHEAD]

July 1, 2008

VIA TELECOPY (202) 772-9206
Mr. John D. Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3651

RE:                           First Class Navigation Corporation
Registration Statement on Form F-1
File No. 333-148569 (the “Registration Statement”)

Dear Mr. Reynolds:

In connection with the Registration Statement on Form F-1 of First Class Navigation Corporation (the “Company”), on June 30, 2008, the undersigned, acting as one of the underwriters of the offering, joined in the Company’s request for acce1eration of the effective date and time of the Registration Statement to 3:30 p.m. on July 1, 2008. The undersigned hereby withdraws such request until further notice.

Very truly yours,

DAHLMAN ROSE & CO., LLC
As Representatives
By: DAHLMAN ROSE & CO., LLC

By:	/s/ Robert Brinberg
	Name:	Robert Brinberg
	Title:	Chief Operating Officer